

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 6, 2008

<u>VIA U.S. MAIL AND FAX (818) 772-5253</u>

John B. Rush
Chief Financial Officer
North American Scientific, Inc.
20200 Sunburst Street
Chatsworth, California 91311

      Re: North American Scientific, Inc.
              Form 10-K for the fiscal year ended October 31, 2007
              Filed January 29, 2008
              File No. 000-26670

Dear Mr. Rush:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 31, 2007

Report of Independent Registered Public Accounting Firm, page 62

1.   We note that the name of the auditor on your accountants' report is Singer, Lewak Greenbaum & Goldstein LLP. While we see the firm Singer Lewak LLP was registered with the Public Company Accounting Oversight Board ("PCAOB"), we are not able to find the exact name of your auditor as a registered accounting firm with the PCAOB as of September 26, 2008. Please clarify for us whether your auditor is registered with the PCAOB. If your auditor changed their name subsequent to your audit report date, then please explain to us the facts and the circumstances behind the name change and tell us why the reporting requirements under Item 4.01 of Form 8-K do not impact you.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant